

Stanley Whitney (b. 1946)

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Masterworks opportunistically acquired the Painting at an attractive price, offering it to investors at an approximate 23% discount to our internal, pre-sourcing valuation. Works from the 90's larger than 20 x 20 inches have appreciated 97.5% annually.

INVESTMENT THESIS

Initial Offering Price

$1,447,000

Offering Circular

sec.gov

Price Appreciation of Similar Works

59.0%



$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
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Artist Market Sharpe Ratio

(1995-2021)

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Stanley Whitney
N/A
All Art
0.55
S&P 500
0.56
Speculative Returns
High Risk-Adjusted Returns

99% Progress

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Stanley Whitney
(b. 1946)

Painting







Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$644,921	8	$367,351

Average Prices


208.7K
156.5K
104.3K
52.2K
10 11 12 13 14 15 16 17 18 19 20 21

Turnover by Year


1.7M
1.3M
834.8K
417.4K
10 11 12 13 14 15 16 17 18 19 20 21

Lots Auctioned

Sold Unsold


9
6.75
4.5
2.25
10 11 12 13 14 15 16 17 18 19 20 21

Why we like this painting

- The American artist, Stanley Whitney, explores improvisation and color in his abstract paintings, and was influenced by Abstract Expressionist artists such as Mark Rothko and Color Field painter Morris Louis.
- As of March 17, 2023, eight of his current top ten auction records have been achieved since January 2022, and his auction volume in 2022 exceeded $24 million, a record for the artist more than tripling the amount of work by the artist sold in 2021.
- Executed in 1997, The Painting is a prime, large-scale example of Stanley Whitney's signature 1990s abstract compositions, a time period that is particularly desirable, and juxtaposes structure and improvisation to explore the lyrical qualities of color.
- Works from the the 1990s became the focus of a major exhibition at the Palazzo Tiepolo Passi in Venice, which opened concurrently with the 2022 Venice Biennale. As of March 16, 2023, similar sized examples executed in the 1990s with similar compositions and palettes to the Painting account for three of Stanley Whitney's top five auction records.
- As of March 17, 2023, similar Paintings have achieved prices in excess of $1.7 million, and are led by: "Forward to Black" (1996), which sold for $2,319,000 in November 2021, and represents the artist's number one auction record, "Radical Openness" (1992), which sold for $2,228,000 in May 2022, and "Untitled" (1999), which sold for approximately $1,701,540 in March 2022.
- Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art and the Studio Museum of Harlem in New York, as well as the High Museum in Atlanta, among others.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Initial Offering Price	**$1,447,000**
Offering Circular	sec.gov/edgar

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STANLEY
WHITNEY

b. 1946, UNITED STATES



Oil on linen | 75 × 88 in. (191 × 224 cm.)

Stanley Whitney is an American artist whose abstract work explores improvisation and color.

$1,447,000 INITIAL OFFERING	
59.0% ANNUAL APPRECIATION OF SIMILAR WORKS[1]	**97.5%** ANNUAL APPRECIATION OF SIMILAR WORKS (1990'S ONLY)[2]
67.7% ANNUAL GROWTH OF RECORD PRICE[2]	**48.1%** MEDIAN REPEAT SALE PAIR APPRECIATION[3]

The Painting is a prime example of Stanley Whitney's signature 1990s abstract compositions, which juxtapose structure and improvisation to explore the lyrical qualities of color. Executed in 1997, the Painting measures 75 inches by 88 inches, which is a common size employed by the artist in the 1990s. Whitney's abstract works vary in size in the 1990s: the smallest example to appear at auction measure less than twelve inches in height and width, while the largest examples are 8 feet in each direction. As is typical of the artist's work, the square-format composition of the Painting arranges blocks of vibrant color in a deliberately irregular grid, which are stacked vertically and separated by horizontal bands. Whitney developed this distinctive approach beginning in the 1990s, when trips to Italy and Egypt led to a shift in practice and, inspired by ancient and Renaissance architecture, he began painting in more ordered, architectural forms. The artist's approach begins in the upper left corner of the canvas, where he adds blocks of color from left to right — each hue informing the next. He has compared his process to the "call and response" motif of jazz, which has remained a consistent influence throughout his career. Like a musical arrangement, his process allows room for improvisation and imperfection, which provides a visual counterpoint to the rigid qualities of the gridded, square format. Examples similar to the Painting are held in notable public collections, including the Metropolitan Museum of Art and the Studio Museum of Harlem in New York, as well as the High Museum in Atlanta, among others. Works from the the 1990s became the focus of a major exhibition at the Palazzo Tiepolo Passi in Venice, which opened concurrently with the 2022 Venice Biennale. As of March 17, 2023, similar sized examples executed in the 1990s with similar compositions and palettes to the Painting are particularly desirable, and account for three of Stanley Whitney's top five auction records. These are led by *Forward to Black* (1996), which sold for $2,319,000 at Sotheby's, New York, on November 18th 2021, and represents the artist's number one overall auction price record, *Radical Openness* (1992), sold for $2,228,000 at Sotheby's, New York, on May 19, 2022, and *Untitled* (1999), which sold for $1,701,540 at Seoul Auction, Seoul, South Korea, on March 22, 2022. The Painting's size, composition, year of creation, and execution make it a commercial and desirable work by Stanley Whitney.

AS OF MARCH 17, 2023, GESTURAL EXAMPLES FROM THE MID-1990S, AS WELL AS MORE RECENT WORKS, ACCOUNT FOR HIS TOP RECORDS, WHICH ARE LED BY: *FORWARD TO BLACK* (1996), WHICH SOLD FOR $2,319,000 AT SOTHEBY'S, NEW YORK ON NOVEMBER 18, 2021, *NIGHTWATCH* (2012), WHICH SOLD FOR £1,729,000 ($2,308,950) AT SOTHEBY'S, LONDON ON MARCH 2, 2022, AND *RADICAL OPENNESS* (1992), WHICH SOLD FOR $2,228,000, AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

In the wake of Stanley Whitney's aforementioned 2015 survey exhibition at the Studio Museum in Harlem, the artist has received broader recognition and an increased presence at auction, particularly in the last few years. In 2021, his total auction sales reached $7.3 million, and his top auction record was reset three times between 2020 and 2021. As of December 21, 2022, eight of his current top ten auction records have been achieved since January 2022, and his auction volume year-to-date has exceeded $16 million, signifying increased demand for his work. The artist's signature large-scale, colorful grid paintings are the most sought-after at auction, and as of March 17, 2023, gestural examples from the mid-1990s, as well as more recent works, account for his top records, which are led by: *Forward to Black* (1996), which sold for $2,319,000 at Sotheby's, New York on November 18, 2021, *Nightwatch* (2012), which sold for £1,729,000 ($2,308,950) at Sotheby's, London on March 2, 2022, and *Radical Openness* (1992), which sold for $2,228,000, at Sotheby's, New York, on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


$3.0M
$2.3M
$1.5M
$0.8M
1990'S ONLY
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Stanley Whitney (b. 1946, Philadelphia, PA) is an American artist whose abstract work explores improvisation and color. He earned a BFA from the Kansas City Art Institute, followed by an MFA from the Yale School of Art in 1972. Whitney developed his distinctive style while living and working in Rome in the 1990s, where he shifted from more organic, amorphous forms to gridded, stacked compositions influenced by the order of Italian architecture and the improvisational call and response of jazz. In 1996, the artist was awarded a Guggenheim Fellowship and received solo shows at Magazzino d'Art Moderna in Rome, the Bill Maynes Gallery in New York, and Christine König Galerie in Vienna. Whitney's first institutional exhibition in New York, titled "Dance the Orange," was organized in 2015 at the Studio Museum in Harlem, which led to wider recognition for the artist's work. Additional solo exhibitions include a 2017 show at the Modern Art Museum in Fort Worth, TX, and a collateral exhibition at the Palazzo Tiepolo Passi during the 2022 Venice Biennale, which was presented by the Buffalo AKG Art Museum (formerly the Albright-Knox Art Gallery), who is also organizing a forthcoming retrospective of the artist's work, slated for 2024. His work is held in prominent public collections, including the Metropolitan Museum of Art and the Whitney Museum of American Art in New York, the Philadelphia Museum of Art, the High Museum of Art in Atlanta, and National Gallery of Canada, Ottawa, among others. As of November 16, 2022, the artist lives and works in New York City and Parma, Italy, is currently Professor Emeritus of Painting and Drawing at the Tyler School of Art and Architecture, Temple University in Philadelphia, and is represented by global mega-dealer Gagosian Gallery.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Stanley Whitney have a record price compound annual growth rate ("CAGR") of 67.7% from April 16, 2013 to September 30, 2022. This calculation is based on (i) a record price of $14,257 on April 16, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,900,000, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Stanley Whitney is 48.1%, which is based on 1 repeat sale during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Stanley Whitney was May 15, 2019 and ending on the last date a repeat sale occurred for such artist, which in the case of Stanley Whitney was October 7, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

4. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

5. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The first set of similar sales comprise paintings by Stanley Whitney with the following criteria: canvas paintings that measure 50 inches by 50 or greater. The second set of similar sales comprise paintings by Stanley Whitney with the following criteria: canvas paintings executed in the 1990s that measure 20 inches by 20 inches or greater. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by the first set of transactions have increased at an estimated 59.0% CAGR implied from selected sales occurring from April 16, 2013 to February 28, 2023. The realized prices comprised by the second set of transactions have increased at an estimated 97.5% CAGR implied from selected sales occurring from October 4, 2018 to May 19, 2022.